UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated March 21, 2017

Buenos Aires, March 21, 2017

National Securities Commission

25 de Mayo 175

Autonomous City of Buenos Aires

RE: RELEVANT INFORMATION – ANNUAL SHAREHOLDERS MEETING

Grupo Supervielle S.A. hereby informs you that on the date hereof the Board of Directors resolved that its Annual Shareholders Meeting be held on April 27, 2017.

Yours faithfully,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 21, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer